Exhibit 99.3

YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. E.D.T. on February 26, 2026 Can - Fite BioPharma Ltd. Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 p.m. E.D.T. on February 26, 2026) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can - Fite BioPharma Ltd. (the “Company”), registered in the name of the undersigned on the books of the Depositary as of the close of business on February 5, 2026 at the Special General Meeting of Shareholders of the Company to be held on March 3, 2026 at 3:00 p.m. (Israel time), at the offices of the Company, located at 26 Ben Gurion Street, Ramat Gan 5257346 Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ON EACH OF THE PROPOSALS AT THE MEETING NOTE: 1. Please direct the Depositary how to vote by placing an X in the box opposite each agenda item. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 3. If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares. 4. To view the proxy statement associated with this meeting, please visit: PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved Can - Fite BioPharma Ltd. Special General Meeting of Shareholders For Shareholders of record as of February 5, 2026 Tuesday, March 3, 2026 3:00 PM, Local Time BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Can - Fite BioPharma Ltd. Special General Meeting of Shareholders Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 1. To elect Mr. Ilan Tamir to our Board of Directors as an external director for a three - year term ending March 3, 2029. 2. To approve the grant of options to each of the Company's Directors, excluding Dr. Pnina Fishman. 3. To approve a renewed version of the Company's Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759 - 1999 for a period of three years. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)